August 12, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Loral Space & Communications Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 15, 2010 (File No. 001-14180)

Dear Mr. Spirgel:

On behalf of Loral Space & Communications Inc. (“Loral” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the year ended December 31, 2009 filed on March 15, 2010 (the “Form 10-K”), contained in your letter dated August 10, 2010 to Michael B. Targoff, Chief Executive Officer and President of the Company (the “SEC Comment Letter”).

The Company advises the Commission that it intends to include disclosures responsive to the comment set forth in the SEC Comment Letter in its future filings with the Commission.  To facilitate your review, we have set forth your comment below with the Company’s corresponding response.

To the extent the response below reflects the opinions, views or analyses of the Company, it is based solely on information provided to us by the Company.

* * * * * * * * * *

Mr. Larry Spirgel
August 12, 2010

 Form 10-K for the Fiscal Year Ended December 31, 2009

 Definitive Proxy Statement filed April 13, 2010

1.
Comment:  We note your response to comment one from our letter dated August 2, 2010.  Please confirm that you will discuss in future filings how difficult it was for your executives or how likely it was for the company to achieve the SS/L New Business Benefit performance target. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:  In future filings, the Company will include a discussion of how difficult it was for the Company’s executives or how likely it was for the Company to achieve the SS/L New Business Benefit performance target.

In connection with this response letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 728-8239 with any further questions or comments.

Very truly yours,

/s/ Maurice M. Lefkort

Maurice M. Lefkort

cc:           Mr. Michael B. Targoff